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April 8, 2019

VIA EDGAR AND FEDERAL EXPRESS

Daniel F. Duchovny, Esq.

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549

Re:	Versum Materials, Inc.

Definitive Additional Proxy Soliciting Materials

Filed on Form 425 on April 1, 2019

File No. 001-37664

Dear Mr. Duchovny:

This letter relates to comments received by Versum Materials, Inc. (“Versum” or the “Company”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 3, 2019 (the “Comment Letter”), with respect to the Form 425, File No. 001-37664, filed with the Commission on April 1, 2019 (the “Initial Form 425”).

We note that, in connection with this letter, we have filed revised slides of the Investor Presentation from the Initial Form 425 on an additional Form 425, Accession No. 0001193125-19-099829 (the “Additional Form 425”) electronically via the EDGAR system on the date hereof to reflect disclosure responsive to the Staff’s comments.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and responds to the number comment contained in the Comment Letter, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Additional Form 425. All slide references in the responses set forth below refer to slides of the Investor Presentation in the Additional Form 425.

Daniel F. Duchovny

April 8, 2019

1.	Please revise slide 9 to support your disclosure that Versum and Entegris have a “track record of creation value via M&A Execution and Integration.”

In response to the Staff’s comment, the Company has added responsive disclosure on slide 9.

2.

We note that you entered into the merger agreement with Entegris on January 27, 2019, that slide 9 states that you “engaged McKinsey and Deloitte in February…”, and that slide 13 states, under the column captioned “Extensive Diligence,” that you engaged McKinsey and Deloitte “to assist in evaluating synergy opportunities.” Please confirm that in future similar disclosure you will clarify the timing of the engagement of these two firms and whether the work they produced was on a merger agreement pre-signing or post-signing basis.

In response to the Staff’s comment, the Company has added responsive disclosure on slides 9 and 13 to further clarify that the consulting firms were engaged following the announcement of the merger to confirm and identify synergy opportunities. The Company notes that, at the express request of one of the consulting firms, the names of the two firms have been omitted from slides 8, 9 and 13.

*     *     *     *     *     *

Daniel F. Duchovny

April 8, 2019

If the Staff has any questions with respect to the foregoing, or if any additional supplemental information is required, please contact me at (212) 455-3442 or by email at mponce@stblaw.com.

Very truly yours,

/s/ Mario A. Ponce

Mario A. Ponce